Envoy Communications Group Inc.
First Quarter Report 2006

Dear Shareholders,
Envoy has recorded net revenue of $8.7 million for the first quarter of fiscal 2006, ended December 31, 2005, down 4% from $9.1 million for the corresponding quarter of the previous fiscal year. Net earnings amounted to a loss of $1.1 million or ($.05) per share (including a restructuring charge of $1.9 million), compared with net earnings of $0.6 million or $.03 per share for the first quarter of 2005.
Recent developments and highlights of 2006
•	During the quarter Envoy announced a restructuring plan with an estimated cost of $1.6 million and annual savings of $3.7 million. Subsequently, the estimated restructuring costs were increased to $1.9 million, resulting in estimated annual savings in salaries, benefits and other expenses of $4.4 million.

•	In January of 2006, Envoy launched Envoy Capital Group, a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy has capitalized this new division with approximately $35 million.
Going forward, Envoy’s management anticipates the company will be profitable and cash flow positive for the year.
Management’s discussion and analysis, containing a full analysis of financial results, is available on SEDAR.
Geoffrey B. Genovese
President, Chairman & CEO

Envoy Communications Group Inc.
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying un-audited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Envoy Communications Group Inc.
Consolidated Balance Sheets
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		December 31	September 30
As at:		2005	2005

Assets

Current
Cash		$4,307,369	$4,209,920
Investments	note 2	5,000,000	22,113,957
Accounts receivable		12,195,347	16,665,140
Future income taxes		301,384	301,384
Prepaid expenses		1,342,904	1,203,814
Loans receivable	note 9	265,082	265,082

		23,412,086	44,759,297

Investments	note 2	30,113,594	10,994,238
Loans receivable	note 9	1,810,402	1,810,403
Capital assets	note 5	6,730,734	6,879,312
Goodwill	note 5	12,678,626	12,949,126
Intangible assets		224,181	241,886
Other assets		9,176	9,176
Future income taxes		5,309,215	5,308,089

		$80,288,014	$82,951,527

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities		$6,494,916	$7,663,658
Income taxes payable		—	456,459
Deferred revenue		685,270	614,051
Current portion of long-term debt	note 4	97,648	108,925

		7,277,834	8,843,093

Long-term debt	note 4	230,601	252,093
Long-term restructuring cost	note 10	14,917	—

		7,523,352	9,095,186

Minority interest		457,288	300,858

Shareholders’ equity
Share capital	note 6	105,204,765	105,204,765
Contributed surplus		5,574,057	5,574,057
Warrants		6,542,456	6,542,456
Deficit		(43,530,121)	(42,402,587)
Stock based compensation	note 8	808,650	789,792
Cumulative translation adjustment		(2,292,433)	(2,153,000)

		72,307,374	73,555,483

		$80,288,014	$82,951,527

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		December 31	December 31
For the three months ended:		2005	2004

Net revenue	note 5	$8,742,027	$9,101,893

Operating expenses:
Salaries and benefits	note 8	6,300,644	6,024,918
General and administrative		1,673,634	1,665,404
Occupancy costs		790,352	878,764

		8,764,630	8,569,086

Depreciation		536,650	576,410

Amortization of intangible assets		17,705	—

Investment Earnings	note 2	(932,535)	(1,015,517)

Interest (recovery) expense and financing costs		(16,800)	8,099

		8,369,650	8,138,078

Earnings (loss) before restructuring costs recovery, gain on disposal of subsidiary, income taxes and discontinued operations		372,377	963,815

Restructuring expense	note 10	(1,856,417)	—

(Loss) earnings before income taxes and discontinued operations		(1,484,040)	963,815

Income tax (recovery) expense		(517,201)	262,726

(Loss) earnings before discontinued operations and minority interest		(966,839)	701,089

Minority interest	note 3	160,695	—

(Loss) earnings from continuing operations		(1,127,534)	701,089

(Loss) earnings from discontinued operations, net of income taxes	note 7	—	(54,459)

Net (loss) earnings		$(1,127,534)	$646,630

Earnings (loss) per share
Basic		$(0.05)	$0.03
Diluted		(0.05)	0.03

Earnings (loss) per share — continuing operations
Basic		$(0.05)	$0.03
Diluted		$(0.05)	$0.03

Earnings (loss) per share — discontinued operations
Basic		$—	$—
Diluted		$—	$—

Weighted average number of common shares outstanding		21,007,517	23,072,675

Envoy Communications Group Inc.
Consolidated Statement of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of year	(42,402,587)	(48,344,277)

Net earnings (loss)	(1,127,534)	646,630

Deficit, end of year	$(43,530,121)	$(47,697,647)

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	December 31	December 31
For the three months ended:	2005	2004

Cash flows from operating activities:

Earnings (loss) from continuing operations	$(1,127,534)	$701,089

Items not involving cash:
Future income taxes	(1,126)	347,943
Depreciation	536,650	576,410
Minority interest	156,430	—
Amortization of intangible assets	17,705	—
Stock based compensation	18,858	123,408

Net change in non-cash working capital balances:
Accounts receivable	4,469,793	1,245,914
Prepaid expenses	(139,090)	155,455
Accounts payable and accrued liabilities	(1,168,742)	(2,669,187)
Income taxes payable/recoverable	(456,459)	2,748
Deferred revenue	71,219	(386,961)
Long-term restructuring costs	14,917	—
Other	—	96,396

Net cash provided by operating activities	2,392,621	193,215

Cash flows from financing activities:
Long-term debt repayments	(32,769)	(149,032)
Redemption of common shares	—	(2,378,502)

Net cash (used in) provided by financing activities	(32,769)	(2,527,534)

Cash flows from investing activities:
Purchase of capital assets	(388,072)	(777,302)
Investments	(2,005,399)	2,449,559

Net cash provided by (used in) investing activities	(2,393,471)	1,672,257

Change in cash balance due to foreign exchange	131,068	(88,792)

Discontinued operations	—	400,965

Net change in cash	97,449	(349,889)

Cash, beginning of period	4,209,920	4,643,263

Cash, end of period	$4,307,369	$4,293,374

Supplemental cash flow information:
Interest paid	$8,126	8,099
Income taxes paid	487,440	174,090

See accompanying notes to consolidated financial statements.

1.	Basis of Presentation
(a)	These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2005. The significant accounting policies follow that of the most recently reported annual financial statements.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.
2.	Investments

	December 31,	September 30,
	2005	2005

Short term
Cash	$498,739	$1,217,017
Discount securities	4,501,261	20,896,940

	$5,000,000	$22,113,957

Long term
Discount securities	$672,089	$8,541,760
Fixed income	13,757,453	1,703,543
Equities	15,684,052	748,935

	$30,113,594	$10,994,238

Total investments	$35,113,594	$33,108,195

The portfolio is invested in marketable securities, including discount notes, fixed income securities and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at December 31, 2005 of the individual financial instruments. At December 31, 2005, the discount securities mature within six months at the face value. The fixed income securities are interest bearing instruments with maturities up to ten years, and bear interest at rates that average 3.0%.
The fair value of the short term and long term investments at December 31, 2005 was $ 5,000,000 and $ 30,036,808 (at September 30, 2005, $22,113,957 and $10,988,369), respectively. The investment portfolio earned $932,535 in the three months ended December 31, 2005, compared to $1,015,517 for the same period in fiscal 2005, after deducting portfolio management and custody fees.

3.	Acquisition of subsidiary
On February 28, 2005, the Company through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000, equivalent to $4,324,113, was paid in cash on completion. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of Parker Williams (“Management Shareholders”), subject to certain options described below.
ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following completion.
The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets acquired was £128,961 consisting of working capital and capital assets. The resulting excess purchase price, including acquisition expenses, over the fair value of the net assets acquired of £1,884,894 was allocated to goodwill and an amount of £139,000 was allocated to intangible assets consisting of customer relationships and non-compete agreements.
Parker Williams acquisition

Canadian
Assets acquired and liabilities assumed:	Dollars

Total assets	$1,796,438
Total liabilities	(1,324,541)
Minority interest	(165,164)

Net Assets acquired	306,733

Intangible assets	330,849

Goodwill	4,152,369

Purchase price including costs	$4,789,951

4.	Long term debt

	December 31	September 30
	2005	2005

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	$304,102	$324,341
Capital leases, 8.6% to 14% over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between January 2005 and January 2006	24,147	36,677

	328,249	361,018

Less current portion	97,648	108,925

	$230,601	$252,093

5.	Segmented information
The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.
The tables below set out the following information:
(a)	The Company’s external net revenue
Net revenue by region in which the customer is located

	December 31	December 31
For the three months ended:	2005	2004
Canada	$1,321,822	$1,522,130
United States	1,954,497	2,445,274
United Kingdom and Continental Europe	5,465,708	5,134,489

	$8,742,027	$9,101,893

Net revenue by type of service

	December 31	December 31
For the three months ended:	2005	2004

Consumer and retail branding	8,742,027	9,101,893

	$8,742,027	$9,101,893

(b)	The Company’s identifiable assets for each geographic area in which it has operations:
Capital assets

	December 31	September 30
As at:	2005	2005

Canada	$2,529,068	$2,755,415
United Kingdom and Continental Europe	4,201,666	4,123,897

	$6,730,734	$6,879,312

Goodwill

	December 31	September 30
As at:	2005	2005

Canada	$2,725,296	$2,725,296
United Kingdom and Continental Europe	9,953,330	10,223,830

	$12,678,626	$12,949,126

Intangible assets

	December 31	September 30
As at:	2005	2005

United Kingdom and Continental Europe	$224,181	$241,886

6.	Share capital
Authorized: 40,000,000 common shares without par value

Issued:

	Three months ended		Fiscal year ended
	December 31, 2005		September 30, 2005
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	21,007,517	$105,204,765	23,416,600	$117,447,261

Common shares issued pursuant to:

Stock options exercised	—	—	38,334	47,917

Repurchase of shares pursuant to share issuer bid	—	—	(2,447,417)	(12,290,413)

Balance, end of period	21,007,517	$105,204,765	21,007,517	$105,204,765

Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float of the shares over the twelve month period commencing August 26, 2004.
7.	Discontinued operations
Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street. The purchase price for the shares was $1,200,000 and for the related capital assets was $300,000. John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. Prior to its sale, John Street was reported primarily as part of Canadian net revenue in the marketing segment.

Income Statement - John Street	December 31	December 31
For the three months ended:	2005	2004

Net revenue	$—	$886,741

Operating expenses	—	946,622
Interest expense	—	16,875
Depreciation	—	7,027
Income Taxes	—	(29,324)

Earnings from discontinued operations	$—	$(54,459)

8.	Stock based compensation
On May 25th, 2004, the Company granted certain employees and directors a total of 375,000 options at an exercise price of $4.00 per share. These options vest over periods ranging from one year to three years, and expire on May 24th, 2009. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed over the vesting period of the options. For the three months ended December 31, 2005, an expense of $18,858 ($123,408 for the three months ended December 31, 2004), reflecting the option amortization for the period, has been included in salaries and benefits expense.
9.	Related party transactions
At September 30, 2004, Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own. Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. The repayment of these loans requires quarterly payments totaling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145 beginning July 31, 2006. These loans are secured against 100 common shares in the capital of John Street Inc, which represents all of the share capital of that company. At December 31, 2005, the amount of these loans receivable was $2,075,485 of which $265,082 was current and $1,810,403 was long term.
Related party transactions are recorded at the exchange amount, being the amount agreed to by related parties.

10.	Restructuring costs
In response to a number of economic uncertainties, competitive challenges and business risks that will impact client spending commitments of its operating subsidiaries, in November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. Management believes that, by implementing this restructuring plan, Envoy will be better positioned to remain profitable, if its clients’ historical spending patterns do not materilize in the short term. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Acorrdingly, the Company recorded a restructuring expense of $1.9 million in the current period. Termination costs related to 73 employees, of which 44 employee terminations are in North America and 29 in the United Kingdom and Continental Europe.
Total restructuring costs accrued at December 31, 2005 are classified as:

Accounts payable and accrued liabilities	$830,054
Long-term portion of restructuring costs	14,917

$844,971

The tables below set out the following information:
The Company’s total restructuring activities:

	Contractual		Total	Non-
	Termination		Accrued	cash	Quarter
	Benefits	Other	Liability	Charge	Charge

October 1, 2005	$—	$—	$—	$—	$—
Provision	1,630,607	156,839	1,787,446	68,971	1,856,417

Non cash payments				(24,261)	(24,261)

Cash payments	(832,676)	(109,799)	(942,475)		(942,475)

December 31, 2005	$797,931	$47,040	$844,971	$44,710	$889,681

We expect to complete these restructuring actions throughout fiscal 2006 and into fiscal 2007. Cash outlays are funded from cash on hand.
11.	Subsequent events
On January 19, 2006, the Company announced that its board of directors has approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy has capitalized this new division with an investment of approximately $35 million.
Envoy Capital Group’s primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. Envoy Capital Group’s mission is to build wealth. Its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital.
Envoy Capital Group’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders.

Envoy Communications Group Inc.
Management Discussion and Analysis
First quarter of fiscal 2006
February 10, 2006
The following section of our interim report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Communications Group Inc. (“Envoy”, “we” or “us”) for the three months ended December 31, 2005 compared to the three months ended December 31, 2004. The analysis is based on our unaudited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.
Discussion of results
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24 to the September 30, 2005 year end Financial Statements.
OVERVIEW
Corporate — significant items
On 19 January, 2006, Envoy announced that its Board of Directors has approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy has capitalized this new division with an investment of approximately $35 million.
Envoy Capital Group’s primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. Envoy Capital Group’s mission is to build wealth. Its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Envoy Capital Group’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders.
On 18 November, 2005, Envoy announced that its Board of Directors has approved the immediate implementation of a restructuring plan. Envoy has incurred a restructuring charge of approximately $1.9 million in the first quarter of fiscal 2006. The annual savings in salaries, benefits and other expenses associated with this restructuring is approximately $4.4 million. The restructuring involved downsizing of staff and writing off redundant capital assets. The restructuring charge includes termination benefits, legal fees and lease terminations. The Company has sufficient cash on hand to fund the restructuring charges. Management believes that, by implementing the restructuring plan now, Envoy will be better positioned to remain profitable, if its clients’ historical spending patterns do not materialize in the short term.
On 10 November, 2004, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (“PW”, or “Parker Williams”), a London, UK based packaging design and brand specialist Company. The purchase price of £1,818,000 was paid in cash on closing. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of PW (“Management Shareholders”), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following closing. The transaction was completed on February 28, 2005, and was accounted for using the purchase method of accounting. PW, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area and has revenues of approximately $5.0 million annually. PW was formed in 1990 by designers Tamara Williams and Tony Parker who together have over 25 years design experience in Europe, America and the Far East. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.
On 15 January, 2005, Envoy’s Board of Directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The number of common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange and the NASDAQ Stock Market was February 10, 2005.
Effective 30 June, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1.5 million. The purchase price for the shares was $1.2 million and for the related assets was $0.3 million. The balance of the purchase price for the shares of $1.1 million and for the related assets of $0.3 million is payable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $0.7 million, on account of an inter-company loan. This loan is repayable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. The sale transaction produced a net gain of approximately $1.8 million. Envoy believes that the sale of John Street and the related assets was in the best interests of Envoy and its shareholders. John Street was an investment that was no longer consistent with Envoy’s strategic direction
On August 19, 2005 Envoy announced acceptance by the Toronto Stock Exchange (the “TSX”) of its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 2,013,702 common shares, representing approximately 10% of the public float of its common shares. All purchases of the common shares will be effected through the facilities of the TSX and/or the NASDAQ National Market (the “NASDAQ”). Purchases commenced on August 26, 2005 and will conclude on the earlier of the date on which purchases under the normal course issuer bid have been completed, and August 25, 2006. All shares purchased under this program will be cancelled. Envoy Communications Group Inc. has also filed a notice of intention to make a normal course issuer bid with applicable Canadian Securities Regulators. Under the terms of this normal course issuer bid, the Company had repurchased and cancelled 407,080 common shares for cash consideration of $1.1 million up to December 31, 2005.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2004, under this normal course issuer bid, the Company repurchased and cancelled 274,440 common shares for cash consideration of $0.8 million and during fiscal 2005 the Company repurchased and cancelled 2,040,337 common shares for cash consideration of $6.3 million. The average price of the shares repurchased during fiscal 2005 was $3.04 per share.
The Board of Directors of Envoy Communications Group Inc. believes that the proposed purchases are in the best interests of Envoy Communications Group Inc. and are a desirable use of corporate funds. All common shares purchased by Envoy Communications Group Inc. will be cancelled.

On September 21, 2005, Envoy advised its U.S. shareholders that it believes it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company (“PFIC”) for the fiscal year ended September 30, 2005, and may be a PFIC for subsequent fiscal years. This determination was made following a preliminary review by Envoy of its financial position in anticipation of its fiscal year end. Based on the year-end audited financial statements, this analysis was updated and the Company confirmed that it will be characterized as a PFIC under the U.S. Internal Revenue Code.
U.S. shareholders who held Envoy’s common shares during fiscal 2005 (or who hold Envoy’s common shares during any subsequent fiscal year when it is a PFIC) may be able to mitigate certain tax consequences of Envoy’s PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a “qualified electing fund” (“QEF”) election or a “mark-to market” election. Envoy will complete the actions necessary, including providing the information necessary, for U.S. shareholders to make a QEF election. The deadline for a U.S. shareholder to file a QEF election or a “mark-to market” election is the due date of such U.S. shareholder’s federal income tax return (including extensions) for the taxable year to which such election relates. Envoy believes that this determination will not have any tax consequences to non-U.S. shareholders.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including QEF or “mark-to-market” elections.
U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to in order to receive the necessary financial information.
Operating companies — significant items
The Watt group of companies (“Watt”), Envoy’s branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector. Watt’s lengthy history of success and innovation in the retail industry presents it with a spectrum of opportunities — from overall brand strategy to store design to private label program development — with key customers like grocers, mass merchants, pharmacies and home improvement companies.

RESULTS OF OPERATIONS
COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2005 WITH THE THREE MONTHS ENDED DECEMBER 31, 2004
Net revenue Our net revenue represents our compensation for services. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges.
Net revenue for the three months ended December 31, 2005 was $8.7 million, compared to $9.1 million (excluding discontinued operations) for the three months ended December 31, 2004, a decrease of $0.4 million or 4%.
Net revenue by type of service and by customer location:

	Net Revenue for the three months ended
		December 31
		(in millions)
By type of service	2005	% of total	2004	% of total
Consumer and retail branding	$8.7	100%	$9.1	100%

By customer location	2005	% of total	2004	% of total
Canada	$1.3	15%	$1.5	16%
United States	1.9	22%	2.5	27%
Europe *	5.5	63%	5.1	57%

	$8.7	100%	$9.1	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services decreased $0.4 million in the three months ended December 31, 2005 compared to the three months ended December 31, 2004 a decrease of 4%. After a review of client spending plans, we expect net revenue to decrease by about 22% in fiscal 2006.
Net revenue by customer location:
Net revenue from Canada decreased $0.2 million, for the three months ended December 31, 2005 compared to the three months ended December 31, 2004, a decrease of 13%.
Net revenue from the U.S. has decreased $0.6 million for the three months ended December 31, 2005 compared to the three months ended December 31, 2004, a decrease of 24%. As a result of a large client loss, we expect net revenue from U.S. to decrease in fiscal 2006.
Net revenue from Europe increased $0.4 million for the three months ended December 31, 2005, compared to the three months ended December 31, 2004, an increase of 8%, primarily due to the net revenue included from our Parker Williams, an acquisition completed in 2005.

Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Operating expenses increased by 2.3% to $8.8 million for the three months ended December 31, 2005 from $8.6 million for the three months ended December 31, 2004. Changes in operating expenses are as follow:
Salaries and benefits expense for the three months ended December 31, 2005 were $6.3 million, compared to $6.0 million for the three months ended December 31, 2004, an increase of $0.3 million or 5%, of which $0.5 million relates to including Parker Williams expenses. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Salaries and benefits expense as a percent of net revenue was approximately 72% for the three months ended December 31, 2005 compared to 66% for the three months ended December 31 2004. Envoy expects that salaries and benefits expense will be approximately 70% of sales in fiscal 2006.
General and administrative expenses for the three months ended December 31, 2005 were $1.7 million, compared to $1.7 million for the three months ended December 31, 2004. Included in general and administrative expenses is foreign exchange expense of $0.3 million for the three months ended December 31, 2005, compared to $0.04 million for the three months ended December 31, 2004. General and administrative expense as a percent of net revenue was 19% for the three months ended December 31, 2005 compared to approximately 18% for the three months ended December 31, 2004. Envoy expects that general and administrative expenses will be 20% of sales in fiscal 2006 as a result of the Company reducing or eliminating discretionary expenses.
Occupancy costs for the three months ended December 31, 2005 were $0.8 million, compared to $0.9 million for the three months ended December 31, 2004. Occupancy costs as a percent of net revenue was 9% for the three months ended December 31, 2005 compared to 10% for the three months ended December 31, 2004. Envoy expects that occupancy expense will be approximately 10% of sales in fiscal 2006. The expected increase is due primarily to the Company’s UK operations relocating to new premises in fiscal 2006, and to the expectation that utilities costs will continue at higher levels than has been experienced recently.
Depreciation expense Depreciation expense for the three months ended December 31, 2005 was $0.5 million, compared to $0.6 million for the three months ended December 31, 2004.
Investment earnings Investment earnings for the three months ended December 31, 2005 was $0.9 million, compared to $1.0 million for the three months ended December 31, 2004. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio. In January of fiscal 2006 Envoy launched Envoy Capital Group a merchant bank. Envoy Capital Group will focus on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy has capitalized this new division with an investment of approximately $35.0 million. These funds were previously held in our investment portfolio. Envoy Capital Group’s primary objective is to provide asset backed bridge loans of between $0.5 and $3.0 million to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services
Restructuring charge For the three months period ended on December 31, 2005, Envoy has taken a charge of $1.9 million to adjust its staffing need and assets employed in the operations compared to nil charge during the three months period ended on December 31, 2004. Termination costs relates to 73 employees, of which 44 employee terminations are in North America and 29 in the United Kingdom and Continental Europe.
(Loss) Earnings from discontinued operations net of income taxes (Loss) Earnings from discontinued operations net of income taxes was nil for the three months ended December 31, 2005 compared to a loss of ($0.05) million for the three months ended December 31, 2004. Effective June 30, 2005, Envoy sold the John St advertising business for proceeds of $1.2 million to the management of John Street. Certain equipment was also sold for proceeds of $0.3 million to the same group. The loss from discontinued operations reflects the operations of this business during the period presented.
(Loss) Net earnings Envoy had net loss of ($1.1) million for the three months ended December 31, 2005, compared to net earnings of $0.6 million for the three months ended December 31, 2004.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual cash obligations at December 31, 2005:

		Due in 1	Due between	Due between	Due after 5
	Total	year or less	years 2 and 3	years 4 and 5	years
Operating leases	$8,746,225	$1,756,172	$2,900,498	$1,952,240	$2,137,315
Long term debt	333,787	108,925	224,862	—	—

Total contractual cash obligations	$9,080,012	$1,865,097	$3,125,360	$1,952,240	$2,137,315

SUMMARY OF QUARTERLY RESULTS

	Q1 2006	Q4 2005	Q3 2005	Q2 2005

Net revenue	$8.7 million	$11.9 million	$12.0 million	$10.2 million

Net earnings (loss):
From continuing operations	($1.1) million	$0.9 million	$1.7 million	$0.8 million
Including discontinued operations	($1.1) million	$0.9 million	$3.6 million	$0.8 million

Net earnings (loss) per share
From continuing operations
Basic	($0.05)	$0.04	$0.08	$0.04
Diluted	($0.05)	$0.04	$0.08	$0.04
Including discontinued operations
Basic	($0.05)	$0.04	$0.17	$0.04
Diluted	($0.05)	$0.04	$0.17	$0.04

	Q1 2005	Q4 2004	Q3 2004	Q2 2004

Net revenue	$9.1 million	$9.1 million	$10.0 million	$9.7 million

Net earnings (loss):
From continuing operations	$0.7 million	($0.3) million	$1.1 million	($3.0) million
Including discontinued operations	$0.6 million	($0.3) million	$1.2 million	($3.6) million

Net earnings (loss) per share
From continuing operations
Basic	$0.03	($0.01)	$0.05	($0.26)
Diluted	$0.03	($0.01)	$0.05	($0.26)
Including discontinued operations
Basic	$0.03	($0.01)	$0.06	($0.30)
Diluted	$0.03	($0.01)	$0.06	($0.30)
Liquidity and Capital Resources
As at December 31, 2005, Envoy had working capital of $16.1 million and a cash balance of $4.3 million, compared to September 30, 2005, when it had a working capital of $35.9 million and a cash balance of $4.2 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $5.0 million at December 31, 2005 and $22.1 million at September 30, 2005. The change in the current investment balance is due to Envoy launching Envoy Capital Group a merchant banking operation in fiscal 2006. Envoy has capitalized this new division with approximately $35.0 million, of which $5.0 million of the investments are classified as current and the balance of $30.0 million as long term investments.
Net cash provided by operating activities was $2.4 million for the three months ended December 31, 2005 compared to $0.2 million for the three months ended December 31, 2004, an increase of $2.2 million. The majority of the increase is due to an increase in the collection of receivables of $3.2 million from clients related to the significant increase in net revenue in the fourth quarter of fiscal 2005, offset by a decrease in payments made in accounts payable and accrued liabilities of $1.5 million.

Net cash used in financing activities was ($0.0) million for the three months ended December 31, 2005, compared to ($2.5) million for the three months ended December 31, 2004. During the three months ended December 31, 2004, Envoy used cash of $2.4 million to purchase shares through its share buyback program. No shares were purchased in the first quarter of fiscal 2006.
Net cash used in investing activities was ($2.4) million for the three months ended December 31, 2005, compared to net cash provided by investing activities of $1.7 million for the three months ended December 31, 2004, a decrease of $4.1 million. The majority of the decrease was a change of investments of $4.4 million, due to higher earnings in the fourth quarter of fiscal 2005. This was offset by lower purchases of capital assets in fiscal 2006. There was $0.4 million of cash used to purchase capital assets in fiscal 2006, compared to $0.7 million in fiscal 2005.

TRANSACTIONS WITH RELATED PARTIES
There were no material related party transactions during the first quarter of Fiscal 2006.
At September 30, 2004, Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own (see Note 23). Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. The repayment of the loans requires quarterly payments totaling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145 beginning July 31, 2006. . These loans are secured against 100 common shares in the capital of John Street Inc, which represents all of the share capital of that company. At December 31, 2005, the amount of these loans receivable was $2,075,485 of which $265,082 was current and $1,810,403 was long term.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by Envoy in preparing its financial statements are described in Note 2 to the September 30, 2005 year end Financial Statements and they should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the September 30, 2005 year end Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared. These estimates are described on the September 30, 2005 year end Financial Statements.
Although all of the policies identified in Note 2 to the September 30, 2005 year end Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. Envoy assesses the recoverability of the carrying value of its goodwill on an annual basis. As part of the evaluation, Envoy considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in an impairment of goodwill.
Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill. These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows.
Intangible assets To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry-forward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Stock Based Compensation and Other Stock based Payments Effective October 1, 2003, Envoy adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology requires management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price. The amounts determined for these variables, which are detailed in Note 12(e) to the September 30, 2005 year end Financial Statements, have a significant impact on the values assigned to the stock options.
Restructuring charges We have recorded restructuring charges relating to the workforce which include employee severance and benefit costs, costs related to leased facilities that have been abandoned, cost of owned equipment and, cost of leased equipment that has been abandoned. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.
IMPACT OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS
There has been no significant impact on the first quarter fiscal 2006 results as a result of any recently issued Canadian Accounting Standards.
IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, public companies using the fair value method will recognize compensation expense for the unvested portion of awards outstanding as of the effective date based on their grant date fair value as calculated under the original provisions of SFAS 123.
The pronouncement was to be effective at the beginning of the first interim or annual period beginning after June 15, 2005, however, in April 2005, an amendment was issued to delay the effective date to the first fiscal year that begins after June 15, 2005. The Company has adopted the new pronouncement effective October 1, 2005.

RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America and in the United Kingdom.
Client concentration The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the three months ended December 31, 2005, the Company’s top three clients accounted for 46% of its consolidated net revenue. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.
Interest rate risk Envoy’s debt under its lending facilities is described in Note 9 to the September 30, 2005 year end Financial Statements. During fiscal 2004, Envoy repaid much of the debt that had been outstanding during previous years, including the bank credit facility that had carried a variable interest rate based on the prime rate. At December 31, 2005, Envoy has exposure to changes in the interest rate on its investment portfolio.
Market risk Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk Envoy is subject to currency risk through its activities in the United States and in the United Kingdom. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk.
Future acquisitions The Company has grown in the past through strategic acquisitions and regularly reviews other potential acquisitions of businesses that are complementary to its businesses. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given acquisition and may not identify all of the risks relating to the acquisition.
OTHER INFORMATION
Share Consolidation (Reverse stock split)
On January 21, 2005 Envoy announced that its Board of Directors had approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. The share consolidation affected all common shares, warrants and stock options of Envoy outstanding on the effective date of February 10, 2005. Any fractional shares resulting from this consolidation were adjusted to the nearest full common share. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. The earnings per share figures presented are after giving effect to the share consolidation.
Increase in authorized share capital
At a special meeting of shareholders Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 10,000,000 common shares to 40,000,000 common shares.
Other items
At December 31, 2005, there were 21,007,517 common shares of Envoy issued, compared to 21,007,517 issued at September 30, 2005.
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Forward Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9
Telephone: (416) 593-1212
Facsimile: (416) 593-4434	J. Joseph Leeder
Chief Financial Officer and Vice
President Mergers and Acquisitions
BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL
Consultant	David Parkes (Chair)	Blake, Cassels & Graydon LLP
David Parkes & Associates	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	INVESTOR RELATIONS
Chief Executive Officer	David I. Hull (Chair)	E-mail: info@envoy.to
Envoy Communications Group Inc.	Hugh Aird
	David Parkes	Additional information is
David I. Hull		available on our
President	NOMINATING AND CORPORATE	Web site at www.envoy.to
Hull Life Insurance Agencies Inc.	GOVERNANCE COMMITTEE
David I. Hull (Chair)
Hugh Aird (Lead Director)	Hugh Aird	STOCK TRADING INFORMATION
Director of Business Development	David Parkes	Toronto Stock Exchange: ECG
Blackmont Capital Inc.		NASDAQ Exchange: ECGI
TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1